Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919
www.invesco.com
December 22, 2010
Via EDGAR
Jim O’Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Short-Term Investments Trust File Nos: 811-02729 and 002-58287
Dear Mr. Di Stefano:
     On behalf of Short-Term Investments Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you in December, 2010, with regard to Post-Effective Amendment No. 59 under the Securities Act of 1933 and Amendment No. 60 under the Investment Company Act of 1940 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective December 22, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
General Comments
1. Comment: In the footnote regarding a contractual expense limit, state who can terminate the expense limit and under what circumstances.

Jim O’Connor
Division of Investment Management
December 22, 2010	Page 2

Response: The last sentence of each footnote regarding each expense limit provides that unless the Board of Trustees and Invesco Advisers, Inc. mutually agree to amend or continue the fee waiver agreement, it will terminate on a date no less than one year from the effective date of the expense limit.
2. Comment: The second sentence of the second paragraph in the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding sentence in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” states, “The Fund invests in accordance with industry standard requirements for money market funds...” Revise this sentence given recent revisions to reflect conformity with SEC regulations as opposed to industry standards.
Response: The requested change has been made.
3. Comment: “Industry Focus Risk” is included. Does the inclusion of this risk require a concentration policy? If so, revise the Fund’s Statement of Additional Information.
Response: We believe the Fund has enough exposure to the banking and financial services to warrant the inclusion of a risk factor; however, we do not believe it rises to the level of requiring a concentration policy.
4. Comment: Consider adding “Commercial Paper Risk” and “Master Notes Risk”?
Response: We believe that the risk disclosure we currently include regarding credit risk, interest rate risk, management risk and market risk is sufficient.
5. Comment: Plainly state that the Fund is a money market fund at the beginning of the section “Fund Summary — Principal Investment Strategies of the Fund”.
Response: The requested change has been made.
6. Comment: Include weighted average maturity and weighted average life in accordance with new requirements of Rule 2a-7 in the section, “Fund Summary — Principal Investment Strategies of the Fund”.
Response: The requested change has been made; however, STIC Prime Portfolio has stricter requirements than Rule 2a-7; therefore, the 2a-7 language related to weighted average maturity and weighted average life is not included in this Fund as we believe such inclusion will be confusing to shareholders.
7. Comment: In the section, “Investment Objectives, Strategies, Risks and Portfolio Holdings — Portfolio Holdings,” include a statement of what will be posted to the website every month regarding money market funds.
Response: The requested change has been made.
8. Comment: Include a “Legal Proceedings” heading before the paragraph beginning “Civil lawsuits...” in the section, “Fund Management — The Adviser(s)”.

Jim O’Connor
Division of Investment Management
December 22, 2010	Page 3

Response: We have researched Form N-1A and do not believe that it requires the inclusion of a heading for legal proceedings; therefore, such a heading is not included.
Liquid Assets Portfolio
1. Comment: The first sentence of the first paragraph in the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding sentence in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” states, “The Fund invests primarily in high-quality U.S. dollar-denominated short-term debt obligations, including...” What is meant by the word “primarily”?
Response: Given the ambiguity implied by “primarily”, we are deleting that word.
Treasury Portfolio
1. Comment: The first sentence of the first paragraph in the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the first sentence of the second paragraph in the section “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” states, “The Fund invests...in direct obligations of the U.S. Treasury including bills, notes and bonds, and repurchase agreements secured by those obligations.” Clarify whether repurchase agreements are considered to be secured by direct treasury obligations.
Response: We believe the sentence is clear in that the Fund invests in direct obligations of the U.S. Treasury and repurchase agreements secured by those U.S. Treasury obligations.
Government TaxAdvantage Portfolio
1. Comment: The first paragraph under the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the second paragraph under the section, “
Response: As previously provided in SEC guidance, the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment. Therefore, use of the term “tax-sensitive” in a fund’s name will not require the fund to comply with the 80% investment requirement of Rule 35d-1. As “tax-advantage” is a very similar term to “tax-sensitive,” we believe such term does not trigger the 80% investment requirement of Rule 35d-1.
Statement of Additional Information
1. Comment: Update the section, “Description of the Funds and their Investments and Risks — Investment Strategies and Risks - Variable or Floating Rate Instruments,” according to Rule 2a-7 requirements.

Jim O’Connor
Division of Investment Management
December 22, 2010	Page 4

Response: The requested change has been made.
2. Comment: In the section, update the section, “Restricted or Illiquid Securities,” according to Rule 2a-7 requirements.
Response: The requested change has been made.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Assistant General Counsel